Exhibit 12.1
Statement of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2005	2004	2003	2002		2001

Earnings
Pre-Tax (loss) from continuing operations	$(772,247)	$(3,157,403)	$(429,274)	n/a	(3)	n/a	(3)
Add:
Fixed charges	3,813,434	2,752,814	1,197,280
Subtract:
Capitalized interest	(174,644)	0	0

Earnings	$2,866,543	$(404,589)	$768,006

Fixed charges:
Interest expense	$3,470,677	$2,481,219	$1,188,050
Capitalized interest	174,644	0	0
Amortization of deferred financing fees.	168,113	271,595	9,230

Fixed charges:	$3,813,434	$2,752,814	$1,197,280

Ratio of Earnings to Fixed Charges(1) (2)	0.75x	— (2)	0.64x

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

(2)	The shortfall of earnings to fixed charges for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 was $946,891, $3,157,403, $429,274, respectively.

(3)	The Company began formal operations in December 2002 and did not incur fixed charges in 2002 or 2001.